John P. Duke

direct dial: 610.640.7839

direct fax: 267.200.0753

dukej@pepperlaw.com

June 6, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Peggy Kim, Esq., Senior Counsel
David Roberts, Esq., Staff Attorney
Dan Gordon, Accounting Branch Chief
Kristi Beshears, Accountant

Re:	Kenexa Corporation
Comments to Amendment No. 1 to Registration Statement on Form S-1 filed May 17, 2005
Commission File No. 333-124028

Ladies and Gentleman:

On behalf of Kenexa Corporation (the “Company”), in connection with the Company’s Registration Statement No. 333-124028 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 3, 2005 (the “Comment Letter”). Page references contained in the response are to Amendment No. 2 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto. Additionally, supplemental information is being provided in this letter.

Securities and Exchange Commission

June 6, 2005

Form S-1

General Comments

1.	We note your responses to comments 34 and 35 in our letter dated April 12, 2005. Please provide us with your analysis with respect to the potential for the integration of the concurrent private offering of common stock under the Investor Agreement, dated April 8, 2005, and the public offering of common stock including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

Rule 152 under the Securities Act of 1933, as amended (the “Securities Act”) provides that the exemption from registration provided by Section 4(2) of the Securities Act is available for “transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.” The potential integration of a private offering and a subsequent public offering was further defined in the Black Box Incorporated No Action Letter (June 26, 1990), in which the Staff indicated that a private offering will be deemed to be completed for purposes of Rule 152 once the only remaining conditions to its closing are beyond the control of the investors, such that their investment decisions have been completed. The Staff has further indicated that “the filing of a registration statement is deemed to be the commencement of a public offering.” Squadron, Ellenoff, Plesant & Lehrer No Action Letter (February 28, 1992).

Based upon this analysis, the Company respectfully submits that the transactions contemplated in the Investor Agreement are not subject to integration with the Company’s IPO. The Investor Agreement, and the investment decisions of the Company’s shareholders contemplated therein, were completed prior to the commencement of the IPO. The Investor Agreement was entered into on April 8, 2005. The initial Registration Statement on Form S-1 of the Company relating to the IPO was not filed until April 12, 2005. None of the shareholders who are parties to the Investor Agreement retained any discretion with respect to the transactions contemplated in the Investor Agreement after the agreement was executed. Furthermore, the investors have no discretion to terminate the Investor Agreement; the Investor Agreement terminates automatically (i) if the IPO does not occur prior to September 30, 2005, (ii) if the cash proceeds available from the IPO for the redemption of the preferred stock are less than $30 million, (iii) in the event that the Company requests that the investors agree to an amendment to the Investor Agreement adverse to the interests of the investors, or (iv) the Company decides not to proceed with the IPO.

The Company respectfully submits that Rule 152 is a valid basis for separating the transactions contemplated in the Investor Agreement and the IPO.

Securities and Exchange Commission

June 6, 2005

Notwithstanding the Company’s view with respect to the application of Rule 152 to the separation of the transactions contemplated in the Investor Agreement and the IPO, for the sake of completeness the Company also respectfully asserts that based upon the Commission’s “Five Factors” test first set forth in Securities Act Release No. 333-4552 (November 6, 1962), the transactions contemplated in the Investor Agreement should not be integrated with the IPO. The five factors that the Commission has developed to determine whether the integration doctrine should apply to multiple transactions are as follows: (1) whether the sales are part of a single plan of financing; (2) whether the sales involve the issuance of the same class of securities; (3) whether the offerings are made at or about the same time; (4) whether the same type of consideration is being received; and (5) whether the sales are made for the same general purpose.

Based on the application of the Five Factors test, the Company believes that the transactions contemplated in the Investor Agreement should not be integrated with the IPO.

•	Single Plan of Financing. The Investor Agreement and the IPO represent different plans of financing from the Company’s perspective. In the Investor Agreement, the Company and certain of its existing shareholders agreed to the terms of the conversion and redemption of the Company’s existing securities upon the completion of the IPO, primarily to eliminate dividend-accruing preferred stock and redeemable common stock from the Company’s capital structure and not as a means of raising money. In the IPO, the Company is offering securities to a broad range of new investors to raise cash for the future growth of its business and to repay indebtedness and redeem preferred stock that is not being redeemed for common stock.

•	Same Class of Security. The Company acknowledges that the same class of security is being issued in each of the transactions contemplated in the Investor Agreement and the IPO.

•	Timing. Although the Investor Agreement contemplates transactions that will ultimately occur upon the closing of the IPO, the investment decision of each investor relating to those transactions was made when the Investor Agreement was signed. The Investor Agreement is an agreement between the Company and each of its existing investors, each of whom made its initial decision to invest in the Company’s securities at least three years ago. The Company’s Third Amended and Restated Articles of Incorporation provide for the conversion and redemption terms of the Company’s securities upon an initial public offering. The Investor Agreement serves as the acknowledgement of the parties of the application of those conversion and redemption terms in the context of the IPO.

Securities and Exchange Commission

June 6, 2005

•	Consideration Received. The consideration to be received by the Company in the IPO is cash. The consideration that the Company will receive from the transactions contemplated in the Investor Agreement is the redeemed shares of preferred stock.

•	Same General Purpose. The general purpose of the IPO is to create a public market for the Company’s common stock and to facilitate the Company’s future access to the public equity markets. The general purpose of the Investor Agreement is to delineate the conversion and redemption rights of the Company’s shareholders upon the closing of the IPO as well as to eliminate the preferred stock and redeemable common stock from the Company’s capital structure.

Pursuant to Rule 152 and based upon the application of the “Five Factors” test, the Company submits that the transactions contemplated in the Investor Agreement should not be integrated with the IPO.

2.	We note your response to comment five in our prior letter. Please note that the term “leading” is vague and ambiguous. According to the supplemental information you provided, Workforce Management ranked Kenexa as sixth in number of clients using applicant tracking software and the Yankee Group considered Kenexa to be a leader in talent and performance management. Please revise to clarify the context for your use of the term leading or revise to omit the use of this term.

The Company has revised the Registration Statement in response to the Staff’s comment to omit the use of the term “leading.”

Risk Factors

Risks Related to Our Business

The requirements of being a public company may strain our resources and distract management, page 16

3.	We note your response to comment 30 in our prior letter; however, we reissue our previous comment. We note that the additional disclosure appears to continue to be generic to all companies conducting an initial public offering. Please delete, or revise to describe the specific risks to your company.

The Company has revised the Registration Statement in response to the Staff’s comment to delete the risk factor.

Risks Related to this Offering, page 19

We may be exposed to claims relating to our repurchase of shares of our common stock prior to this offering, page 21

Securities and Exchange Commission

June 6, 2005

4.	We note your response to comment 17 of our prior letter. Please revise to describe the potential claims. Please also delete the mitigating phrase “although we believe such claims would be without merit.”

The Company has revised the Registration Statement on page 21 in response to the Staff’s comment.

Redemption and Conversion Transaction, page 25

5.	Please revise to disclose any consideration paid in connection with the termination of the warrants to purchase 495,250 shares of common stock that were held by management.

The Company has revised the Registration Statement on page 24 in response to the Staff’s comment.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 33

Sources of Revenue, page 35

6.	We note your response to comment 45 in our prior letter. In the second full paragraph you state that you “expect that [you] will maintain [your] present renewal rate of approximately 89.6%.” Please revise this disclosure to state the period from which the renewal rate was derived (e.g., the fiscal year ended December 31, 2004 or the month of March).

The Company has revised the Registration Statement on page 35 in response to the Staff’s comment.

Securities and Exchange Commission

June 6, 2005

7.	We note your responses to comments 48 and 53 in our prior letter and your statement that other than the Netherlands, the United Kingdom and Canada you derive only de minimis amounts of revenue. Please tell us the other countries in which your revenue was or is generated.

In response to the Staff’s comment, the Company supplementally advises the Staff that other than the United States, Netherlands, the United Kingdom and Canada, the Company generated revenue from the following countries during 2004 and for the three months ended March 31, 2005:

	Percentage of Total Revenue
Country	For the year ended December 31, 2004	For the three months ended March 31, 2005
United Arab Emirates	0.02%	0.06%
Albania	0.01%	—
Austria	0.01%	—
Australia	0.05%	0.08%
Bangladesh	0.02%	—
Belgium	0.09%	0.08%
Brazil	0.16%	—
Bahamas	0.01%	—
Switzerland	0.15%	—
China	0.09%	0.02%
Spain	0.01%	—
Ethiopia	0.01%	—
Finland	0.01%	—
Egypt	0.04%	—
France	0.02%	0.04%
Germany	0.02%	—
Greece	0.06%	0.00%
Croatia	0.01%	—
Hungary	0.01%	—
Hong Kong	0.05%	0.07%
India	0.01%	—
Indonesia	0.04%	—
Ireland	0.01%	0.00%
Japan	0.08%	—
Kuwait	0.02%	—
Morocco	0.01%	—
Mexico	0.03%	0.06%
Malaysia	0.02%	—
Nigeria	0.01%	—
New Zealand	0.01%	—
Pakistan	0.01%	—

Securities and Exchange Commission

June 6, 2005

Panama	0.03%	0.03%
Philippines	0.01%	0.00%
Poland	0.00%	0.11%
Puerto Rico	0.04%	—
Portugal	0.02%	0.02%
Qatar	0.01%	—
Russian Federation	0.01%	—
Syrian Arab Republic	0.01%	—
Thailand	0.05%	—
Tunisia	0.01%	—
Vietnam	0.01%	—
South Africa	0.01%	—

In addition, the Company also generated revenue from clients located in the following countries, each of which on a per country basis represented less than 0.01% of the Company’s revenue for the year ended December 31, 2004 and/or the three months ended March 31, 2005: Argentina, Bulgaria, Bahrain, Bermuda, Brunei Darussalam, Chile, Costa Rica, Djibouti, Dominican Republic, Estonia, Georgia, Israel, Italy, Jordan, Korea, Lebanon, Lithuania, Luxembourg, Latvia, Malta, Norway, Oman, Sweden, Singapore, Slovenia, Slovakia (Slovak Republic), El Salvador, Turkmenistan, Turkey, Ukraine, Uruguay, Uzbekistan, Virgin Islands (U.S.), Yemen and Zimbabwe.

Accounting for Stock-Based Compensation, page 40

8.	We note your response to comment 6 in our prior letter. As previously requested, please disclose the following information in the next amendment in accordance with the AICPA Practice Aid: Valuation of Privately-Held Equity Securities:

•	the fact that an equity valuation was performed contemporaneously with the option grants;

•	the intrinsic value of outstanding vested and unvested options as of the latest balance sheet date (upon determination of an estimated IPO price);

•	each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price (upon determination of an estimated IPO price);

•	the valuation alternative selected; and

•	the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

The Company respectfully advises the Staff that it has historically granted options every January since 1992 at exercise prices that are equal to or greater than the fair value of the shares underlying those options as of the date of grant. Prior to each grant of stock options, the board of directors of the Company (the “Board”) determines the fair value of

Securities and Exchange Commission

June 6, 2005

the common stock after careful consideration of a number of factors, including the Company’s operating performance, debt level and financial condition, various risks facing the Company, valuations of comparable publicly traded companies and the absence of a trading market for the Company’s common stock and the likelihood of the development of a public market for the Company’s common stock. The Board also considers the impact on the common stock of the preferential rights of the series A preferred stock and the series B preferred stock over the rights of the three existing classes of the Company’s common stock.

In January 2004, the Company issued options exercisable for 56,000 shares at an exercise price of $3.70 per share and options exercisable for 25,000 shares at an exercise price of $3.34 per share. Contemporaneously with the January 2004 stock option grants, the Board determined that the exercise prices of such options exceeded the fair value of the Company’s common stock on the dates that the options were issued. A $3.34 per share common stock price corresponded in January 2004 to a valuation range for the Company on a fully diluted basis of $48 million to $52 million, assuming the conversion of the Company’s series A and series B preferred stock and accrued dividends on those shares on the same basis as would occur upon an initial public offering. In establishing this valuation range, the Board took into consideration the substantial liquidation preferences of the series A and series B preferred stock, including the cumulative dividends on such preferred stock payable at the rates of 6% and 8%, respectively, that had been accrued since issuance of those shares in 2001. The resulting aggregate liquidation preference owed by the Company to the holders of its preferred stock as of December 31, 2003 was approximately $50,712,468, which is payable by the Company in certain circumstances, including a sale of the Company. The Board also considered in its analysis the valuations of comparable companies, which remained significantly depressed throughout 2003. As late as December 2004, there were very limited financing options available to the Company and there were no indications that an initial public offering of the Company’s shares was feasible.

Notwithstanding the foregoing, in connection with the IPO, the Company undertook a backward-looking analysis of possible deferred compensation expenses resulting from its past option grants. The intrinsic value of outstanding vested options as of March 31, 2005 (using a $12 per share value (or $15 per share after giving effect to the reverse stock split), based upon the midpoint of the price range on the cover of the prospectus) was $1,882,354. The intrinsic value of outstanding unvested options as of March 31, 2005 (using a $12 per share value (or $15 per share after giving effect to the reverse stock split), based upon the midpoint of the price range on the cover of the prospectus) was $1,901,400. Significant factors contributing to the difference between the fair value of the shares underlying the January 2004 options and the assumed IPO price of $12 (or $15 after giving effect to the reverse stock split) included: (i) since the granting of the January 2004 options, the Company has seen significant increases in its sales, earnings and cash flow; (ii) valuations of

Securities and Exchange Commission

June 6, 2005

comparable companies significantly increased between January 2004 and the evaluation date; and (iii) in January 2004, the Company was a privately held company with reasonably means of meeting its considerable obligations on its preferred stock. For the purposes of this evaluation, the Company valued its equity through comparisons of multiples of its sales, earnings and cash flow against similar multiples of sales, earnings and cash flows of similar publicly traded companies. The Company did not obtain a contemporaneous valuation by an unrelated valuation specialist in conjunction with its evaluation for several reasons, including the fact that it believed it had sufficient data to determine a fair valuation based on available public data and the membership at the time on its Board of at least 4 valuation experts who regularly engage in the valuation of private companies for investment purposes.

Based upon this analysis, the Company has recorded deferred compensation expenses of $227,100 and $158,450 for the year ended December 31, 2004 and three months ended March 31, 2005, respectively, in connection with the options it granted in January 2004 and January 2005. The Company determined the amounts of these expense charges based upon a per share value of $12 (or $15 after giving effect to the reverse stock split), the midpoint of the valuation range suggested by the underwriters of the IPO and the only valuation estimate available to the Company at the time of the filing of its registration statement. The Company did not take a discount to the valuation midpoint and is amortizing the total charge over the vesting period of the options. Based upon the foregoing and in response to the Staff’s comment, the Company has added disclosure on page F-29 of the Registration Statement.

Business, page 55

General

9.	We note your response to comment 63 in our prior letter. Throughout the disclosure, please revise to clarify when an assertion is based on management’s belief.

The Company has revised the Registration Statement in response to the Staff’s comment.

Clients,	page 65

10.	We note your response to comment 41 in our prior letter. In your response letter, you note that you consider a client to be any party that you have billed during the 12 months prior to March 31, 2005. Please revise your disclosure to note this and to note that the term does not necessarily indicate an ongoing relationship.

The Company has revised the disclosure on page 64 of the Registration Statement and elsewhere in response to the Staff’s comment.

Securities and Exchange Commission

June 6, 2005

11.	We note your response to comment 69 in our prior letter and your statement that the disclosure illustrates the range of the use of your various solutions by clients. We note, however, that rather than describing a range of different services, you describe very similar services that you provided to these large companies. We also note that these services are already described elsewhere in the Business section. Specifically, we note that it appears that you provided surveys to Philips, Office Depot and Wachovia and that you provided screening and selection services to Microsoft and Wachovia. Furthermore, you state that none of these clients accounted for more than 10% of your revenue. Therefore, it appears to be inappropriate to include disclosure of merely your largest and most well-known customers, particularly when you do not consider them to be material to your business.

In response to the Staff’s comment, the Company has revised the Registration Statement to omit the client case studies.

Management

Executive Compensation, page 76

12.	We note your response to comment 71 in our prior letter. Please revise to include the 2005 information in the summary compensation table.

The Company has revised the Registration Statement on page 73 in response to the Staff’s comment.

13.	We note your response to comment 78 in our prior letter. Please revise to further describe and quantify the performance objectives and bonuses.

The Company has revised the Registration Statement on page 73 in response to the Staff’s comment.

Principal and Selling Shareholders, page 86

14.	We note your response to comment 86 in our prior letter. Please revise to disclose the natural person controlling the investment decision with respect to shares held by Wafra Acquisition Fund and JMH Partners Corp.

The Company has revised the disclosure on page 85 of the Registration Statement in response to the Staff’s comment.

15.	Please revise to disclose the total number of common shares outstanding. Please also disclose the amount of stock offered by each selling stockholder. Refer to Item 507 of Regulation S-K.

The Company has revised the disclosure on pages 83-86 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 6, 2005

Part II. Information Not Required in the Prospectus

Item 15. Recent State of Unregistered Securities, page II-2

16.	Refer to the transaction on March 22, 2005. Please revise to include the number of options and shares since it appears that the transaction has closed.

The Company has revised its disclosure on page II-2 of the Registration Statement in response to the Staff’s comment.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ JOHN P. DUKE

John P. Duke

cc:	Nooruddin S. Karsan
Donald F. Volk
Selim Day
Shawn J. Lindquist
George Mark
Barry M. Abelson